Exhibit 99.5

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2019 AND 2018

(Expressed in Canadian Dollars)

Crowe MacKay LLP 1100 - 1177 West Hastings St. Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Independent Auditor’s Report

To the Shareholders of ImmunoPrecise Antibodies Ltd.

Opinion

We have audited the consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Group”), which comprise the consolidated statements of financial position as at April 30, 2019 and April 30, 2018 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at April 30, 2019 and April 30, 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the other information prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Keith L. Gagnon.

“Crowe MacKay LLP”

Chartered Professional Accountants

Vancouver, Canada

August 28, 2019

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	Note	April 30, 2019 $	April 30, 2018 $
ASSETS
Current assets
Cash		5,471,650	1,806,133
Amounts receivable		1,558,354	1,660,468
Inventory		2,120,814	412,690
Unbilled revenue		393,451	560,770
Prepaid expenses		333,702	342,636

		9,877,971	4,782,697
Restricted cash		67,450	—
Investment	8	90,404	90,404
Equipment and leasehold improvements	9	1,638,549	1,581,369
Intangible assets	6, 7, 10	8,417,231	4,042,483
Goodwill	6, 7	8,254,114	4,892,157
Unallocated purchase price	7	—	9,186,330

Total assets		28,345,719	24,575,440

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15	1,594,062	2,034,156
Taxes payable		27,268	—
Deferred revenue		724,693	317,539
Debentures	11	2,708,334	—
Loans payable	12	82,953	187,814
Leases	13	35,757	7,474
Deferred acquisition payments	6, 7	2,031,237	1,737,337

		7,204,304	4,284,320
Debentures	11	—	3,489,397
Loans payable	12	28,717	102,631
Leases	13	71,320	38,984
Deferred acquisition payments	6, 7	1,032,744	3,074,822
Deferred income tax liability	21	1,939,559	882,336

		10,276,644	11,872,490

SHAREHOLDERS’ EQUITY
Share capital	14	32,699,425	20,455,112
Contributed surplus	14	3,074,192	1,707,738
Accumulated other comprehensive (loss) income		(228,060)	277,090
Deficit		(17,476,482)	(9,736,990)

		18,069,075	12,702,950

Total liabilities and equity		28,345,719	24,575,440

Nature of operations (Note 1)

Commitments (Note 18)

Approved and authorized on behalf of the Board of Directors on August 27, 2019

“James Kuo” Director	“Greg Smith” Director

The accompanying notes are an integral part of these consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

	Note	2019 $	2018 $
REVENUE		10,926,268	5,441,349
COST OF SALES		5,631,634	2,990,323

GROSS PROFIT		5,294,634	2,451,026

EXPENSES
Advertising		819,250	134,680
Amortization and depreciation	9, 10	1,875,907	233,534
Bad debt		1,837	16,454
Consulting fees	15	452,196	864,549
Foreign exchange (gain) loss		(117,506)	101,543
Insurance		185,099	39,845
Interest and bank charges		413,590	50,591
Management fees	15	650,574	429,184
Office and general		716,601	563,996
Professional fees	15	985,557	1,030,178
Rent		324,396	65,093
Repairs and maintenance		38,803	22,985
Research and development		485,845	509,248
Salaries and benefits	15	3,503,259	1,852,322
Share-based payments	14, 15	1,114,112	1,221,511
Telephone and utilities		47,775	26,395
Travel		320,293	218,125

		11,817,588	7,380,233

Loss before other income (expense) and income taxes		(6,522,954)	(4,929,207)

OTHER INCOME (EXPENSE)
Accretion	6, 7, 11	(904,925)	(205,185)
Interest and other income		30,085	73,004
Loss on settlement	11, 14	(214,885)	—

		(1,089,725)	(132,181)

Loss before income taxes		(7,612,679)	(5,061,388)
Income taxes	21	(4,788)	(109,715)

NET LOSS FOR THE YEAR		(7,617,467)	(5,171,103)

ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO LOSS
Exchange difference on translating foreign operations		(505,150)	277,090

COMPREHENSIVE LOSS FOR THE YEAR		(8,122,617)	(4,894,013)

LOSS PER SHARE – BASIC AND DILUTED		(0.12)	(0.11)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		62,710,530	45,532,568

The accompanying notes are an integral part of these consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian dollars, except for share figures)

	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Deficit $	Total $
Balance, April 30, 2017	38,578,522	7,459,909	198,032	—	(4,565,887)	3,092,054
Shares issued pursuant to private placements	5,250,000	5,250,000	—	—	—	5,250,000
Cash issue costs and finders’ fees	281,100	(29,669)	—	—	—	(29,669)
Shares issued pursuant to acquisition of U-Protein (Note 6)	3,030,503	3,022,308	—	—	—	3,022,308
Shares issued pursuant to acquisition of IPA Europe and Immulease (Note 7)	6,600,399	3,909,250	—	—	—	3,909,250
Warrants attached to Debentures offering	—	—	214,872	—	—	214,872
Finder’s shares and finder’s warrants issued pursuant to Debentures offering	580,320	383,010	187,627	—	—	570,637
Shares issued pursuant to warrant exercise	650,000	195,000	—	—	—	195,000
Shares issued pursuant to option exercise	503,334	265,304	(114,304)	—	—	151,000
Share-based payments	—	—	1,221,511	—	—	1,221,511
Comprehensive loss for the year	—	—	—	277,090	(5,171,103)	(4,894,013)

Balance, April 30, 2018	55,474,178	20,455,112	1,707,738	277,090	(9,736,990)	12,702,950
Adoption of IFRS 15 (Note 4)	—	—	—	—	(122,025)	(122,025)

Balance, May 1, 2018	55,474,178	20,455,112	1,707,738	277,090	(9,859,015)	12,580,925
Shares issued pursuant to private placements	9,977,500	9,802,500	—	—	—	9,802,500
Cash issue costs and finders’ fees	182,460	(288,504)	—	—	—	(288,504)
Adjustment to value of shares issued pursuant to acquisition of IPA Europe and Immulease	—	975,045	—	—	—	975,045
Shares issued pursuant to settlement of Debentures	1,377,000	1,115,370	283,000	—	—	1,398,370
Shares issued pursuant to Crossbeta settlement	78,514	61,241	—	—	—	61,241
Shares issued pursuant to deferred acquisition payment to IPA Europe	714,793	507,503	—	—	—	507,503
Shares issued pursuant to option exercise	135,000	71,158	(30,658)	—	—	40,500
Share-based payments	—	—	1,114,112	—	—	1,114,112
Comprehensive loss for the year	—	—	—	(505,150)	(7,617,467)	(8,122,617)

Balance, April 30, 2019	67,939,445	32,699,425	3,074,192	(228,060)	(17,476,482)	18,069,075

The accompanying notes are an integral part of these consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

	2019 $	2018 $
Operating activities:
Net loss for the period	(7,617,467)	(5,171,103)
Items not affecting cash:
Amortization and depreciation	2,263,284	458,079
Deferred income taxes	(578,969)	63,389
Accretion and accrued interest	922,575	205,185
Foreign exchange	(105,656)	—
Loss on settlement	214,885	—
Share-based payments	1,114,112	1,221,511

	(3,787,236)	(3,222,938)
Changes in non-cash working capital related to operations:
Amounts receivable	102,114	(284,952)
Inventory	289,524	(27,944)
Unbilled revenue	167,319	(320,974)
Investment tax credits recoverable	—	61,151
Prepaid expenses	8,934	(225,828)
Accounts payable and accrued liabilities	(421,673)	482,990
Taxes payable	27,268
Deferred revenue	407,154	122,174

Net cash used in operating activities	(3,206,596)	(3,416,322)

Investing activities:
Purchase of equipment	(645,058)	(345,487)
Net cash paid to acquire U-Protein	—	(3,265,331)
Net cash paid to acquire IPA Europe	—	(3,561,423)
Deferred acquisition payment	(1,556,754)	—

Net cash used in investing activities	(2,201,812)	(7,172,241)

Financing activities:
Proceeds on share issuance	9,843,000	5,596,000
Share issuance costs	(288,504)	(29,669)
Repayment of leases	(23,912)	—
Net proceeds from debentures	—	4,241,700
Proceeds from loans	200,000	—
Loan repayments	(378,775)	(6,124)

Net cash provided by financing activities	9,351,809	9,801,907

Increase (decrease) in cash during the year	3,943,401	(772,312)
Foreign exchange	(210,434)	14,344
Cash – beginning of the year	1,806,133	2,578,445

Cash – end of the year	5,539,100	1,806,133

Cash paid for interest	371,262	533
Cash paid for income tax	415,144	152,168

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s OTC symbol is “IPATF”. The Company is a supplier of custom hybridoma development services. The address of the Company’s corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $7,617,467 for the year ended April 30, 2019 and has accumulated a deficit of $17,476,482 as at April 30, 2019. The Company may need to raise additional funds in order to continue on as a going concern and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the consolidated financial statements.

2.	BASIS OF PRESENTATION

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and include the significant accounting policies as described in Note 3.

These consolidated financial statements were approved by the Board of Directors for issue on August 27, 2019.

(b) Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

(c) Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - 2019	% Equity Interest - 2018	Country of Incorporation
ImmunoPrecise Antibodies (Canada) Ltd. (formerly 0496106 B.C. Ltd.)	100%	100%	Canada
ImmunoPrecise Antibodies (USA) Ltd.	100%	100%	USA
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	0%	USA
ImmunoPrecise Antibodies (MA) LLC	100%	0%	USA
Talem Therapeutics LLC	100%	0%	USA
U-Protein Express B.V. (“U-Protein”)	100%	100%	Netherlands
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands
ImmunoPrecise Antibodies (Europe) B.V. (“IPA Europe”, formerly ModiQuest Research B.V.)	100%	100%	Netherlands
Immulease B.V. (“Immulease”)	100%	100%	Netherlands

Control is achieved when the Company has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d) Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.

The functional currency of the Company and ImmunoPrecise Antibodies (Canada) Ltd. is the Canadian dollar. The functional currency of ImmunoPrecise Antibodies (USA) Ltd., ImmunoPrecise Antibodies (N.D.) Ltd., ImmunoPrecise Antibodies (MA) LLC and Talem Therapeutics LLC is the US dollar. The functional currency of U-Protein, ImmunoPrecise Netherlands BV, IPA Europe and Immulease is the Euro. The presentation currency of the Company is the Canadian dollar.

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, Financial Instruments: Recognition and Measurement or IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

Revenue recognition

The Company recognizes revenue from sale of antibodies and service agreements.

Sale of antibodies:

Revenue from sale of antibodies is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

•	The control over the product has been transferred to the customer; and

•	The product is received by the customer or transfer of title to the customer occurs upon shipment.

Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns.

Contract revenue:

Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Contract revenue is recognized on a percentage of completion basis when the key milestones contained within the contract are

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

satisfied and there is an enforceable right to payment for performance completed to date. For contracts with no enforceable right to payment when the contract is incomplete, contract revenue is recognized on a completed contract basis when the customers are satisfied with the service at the end of the contract.

Unbilled revenue and deferred revenue:

Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

Cost of sales:

Cost of sales includes materials, direct labour, and allocation of overhead including depreciation of lab equipment.

Financial instruments

Recognition and Classification

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at FVTPL:

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

Financial assets at FVTOCI:

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost:

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Impairment of financial assets at amortized cost:

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets:

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities:

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets, is recognized in profit or loss.

Government assistance

The Company periodically applies for financial assistance under available government incentive programs. Government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets. Government assistance relating to research and development expenditures is recorded as a reduction of current year’s expenses when the related expenditures are incurred.

Inventory

Inventory consists of supplies, parts and antibodies and is valued at the lower of average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the following terms:

Asset	Basis	Term
Lab equipment	Straight line	5 years
Furniture and equipment	Straight line	5 years
Computer hardware	Straight line	2 years
Computer software	Straight line	1 year
Leasehold improvements	Straight line	Remaining term of the lease plus the first renewal option

During the year ended April 30, 2018, the Company changed its depreciation method and rates to better estimate the assets’ useful lives. This change has been applied prospectively.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognised.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not subject to amortization and an impairment test is performed annually or as events occur that could indicate impairment. Goodwill is reported at cost less any impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash generating units” or “CGU”s). To test for impairment, goodwill is allocated to each of the Company’s CGUs, groups of CGUs, or an operating segment expected to benefit from the acquisition. Goodwill is tested by combining the carrying amounts of equipment and leasehold improvements, intangible assets and goodwill and comparing this to the recoverable amount. Fair value less costs of disposal, is price to be received in an orderly transaction between market participants. Value in use is assessed using the present value of the expected future cash flows. Any excess of the carrying amount over the recoverable amount is recorded as impairment. Impairment charges, which are not tax affected, are recognized in in profit or loss and are not reversed.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of their carrying amount to the recoverable amount. The recoverable amount is the higher of the fair value less selling costs or the value in use. Value in use is determined by the present value of the future cash flows from the asset. If the recoverable amount is less than the carrying amount, then there is impairment. Where an impairment loss exists, the portion of the carrying amount exceeding the recoverable amount is recorded as an expense immediately. Assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstance indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. The reversal is recognized in profit or loss immediately.

Income taxes

Income taxes are recognized in the statement of comprehensive income, except where they relate to items recognized directly in equity, in which case the related taxes are recognized in equity.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in profit or loss or equity, as applicable, in the period of substantive enactment.

Current taxes receivable or payable are estimated on taxable income for the current year at the statutory tax rates enacted or substantively enacted.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities, in a particular jurisdiction, will be available against which the assets can be utilized. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Investment tax credits (“ITCs”) are accounted for as a reduction in the cost of the expense when there is reasonable assurance that such credits will be realized. These ITCs are used to reduce current income taxes payable.

Leases

Leases meeting certain criteria are accounted for as finance leases. The imputed interest is charged against operations. If the lease contains a term that allows ownership to pass to the Company, or there is a bargain purchase option, the capitalized value is amortized over the lesser of the lease term and its estimated useful life. All other leases are accounted for as operating leases and the leased assets are not recognized on the Company’s statement of financial position.

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. The Company’s common shares are classified as equity instruments.

Proceeds from unit placements are allocated between common shares and warrants issued based on the residual value method, with the common shares being valued first.

Share issuance costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share is the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

(a) Adoption of New Accounting Standards

Financial instruments

On May 1, 2018, the Company adopted IFRS 9, Financial Instruments (“IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) and all previous versions of IFRS 9. The new standard provides guidance on the classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 on May 1, 2018 resulted in changes in accounting policies; however there were no adjustments to the amounts recognized in these consolidated financial statements.

Classification and measurement of financial assets and financial liabilities

IFRS9 requires financial assets to be classified into three measurement categories on initial recognition: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”), and amortized cost. Investments in equity instruments are required to be measured by default at FVTPL. IFRS 9 permits entities to elect into an irrevocable option for equity instruments to report changes in fair value in other comprehensive income. Classification and measurement of financial assets is dependent on the entity’s business model for managing the financial assets and related contractual cash flows. IFRS 9 retains most of the requirements of IAS 39 related to classification and measurement of financial liabilities.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

Impairment

IFRS 9 introduces a three stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s consolidated financial statements.

The Company’s financial assets at adoption date mainly comprised of cash, amounts receivable and investment. Cash and amounts receivable are classified and accounted for under IFRS 9 at amortized cost, and investment is classified and accounted for at FVTPL. Financial liabilities are mainly comprised of accounts payable and accrued liabilities, debentures, loans payable and deferred acquisition payments, which are accounted for at amortized cost. The Company completed a detailed assessment of its financial assets and liabilities as at May 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification (measurement) IAS 39	New classification and measurement IFRS 9
Cash	Loans and receivables (amortized cost)	Amortized cost
Amounts receivable	Loans and receivables (amortized cost)	Amortized cost
Investment	Available for sale (FVTOCI)	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities (amortized cost)	Amortized cost
Debentures	Other financial liabilities (amortized cost)	Amortized cost
Loans payable	Other financial liabilities (amortized cost)	Amortized cost
Deferred acquisition payments	Other financial liabilities (amortized cost)	Amortized cost

Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15’) establishes a comprehensive framework for revenue recognition. The standard replaces IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

The Company adopted IFRS 15 as of May 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognised in the opening deficit balance on May 1, 2018. The Company applied IFRS 15 using the practical expedient under which the Company elected to apply IFRS 15 retrospectively only to contracts that were not completed at the date of initial application. The impact was determined to be an increase of $122,025 to the opening deficit balance on May 1, 2018 and an increase of $207,667 to revenue and an increase of $85,642 to cost of sales in the current year.

The Company recognizes revenue from sale of antibodies and service agreements.

Sale of antibodies

Revenue from sale of antibodies is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

•	The control over the product has been transferred to the customer; and
•	The product is received by the customer or transfer of title to the customer occurs upon shipment.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns.

Contract revenue

Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Under IFRS 15, the Company has determined that revenue should be recognized on a percentage of completion basis when the key milestones contained within the contract are satisfied and there is an enforceable right to payment for performance completed to date. For contracts with no enforceable right to payment when the contract is incomplete, contract revenue is recognized on a completed contract basis when the customers are satisfied with the service at the end of the contract. The Company has determined that the percentage of completion as the time expended as a proportion of total time expected at the end of the reporting period is an appropriate measure of progress towards the completion of these performance obligations under IFRS 15. Previously, revenue was recognized as the performance obligations were satisfied regardless of whether there was an enforceable right to payment if a contract was terminated.

Unbilled revenue and deferred revenue

Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

(b) Accounting Standards Issued But Not Yet Effective

The following revised standards are effective for the annual periods noted with earlier application permitted. The Company also has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective.

Leases

In January 2016, the IASB issued IFRS 16, Leases, which supersedes IAS 17, Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. The standard is applicable to the Company effective May 1, 2019.

Upon adoption of IFRS 16, the Company will record a right-of-use asset, with an associated lease liability, on the consolidated statement of financial position as at May 1, 2019. The right-of-use asset and liability will be unwound over the term of the lease giving rise to an interest expense and depreciation charge, respectively. Currently the Company’s operating leases relate to the rental of office and lab spaces (Note 18 –Commitments). The right-of-use asset capitalized is expected to be $1,396,513 and the liability recorded is expected to be $1,442,954.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Significant areas requiring the use of estimates and judgments are as follows:

Functional currency

The Company has used judgment in determining the currency of the primary economic environment in which the entity operates.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

Amounts receivable

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Equipment

The Company has used estimates in the determination of the expected useful lives of equipment and leasehold improvements.

Revenue recognition

The percentage-of-completion method requires the use of estimates to determine the stage of completion which is used to determine the recorded amount of revenue, unbilled revenue and deferred revenue on uncompleted contracts. The determination of anticipated revenues includes the contractually agreed revenue and may also involve estimates of future revenues if such additional revenues can be reliably estimated and it is considered probable that they will be recovered. The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials, labour, and sub-contractors. The determination of estimates is based on the Company’s business practices as well as its historical experience.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash generating units” or “CGU”s). Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs. The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.

The Company performed its annual goodwill impairment test in April 2019 and no impairment was indicated for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. Weighted average costs of capital of 17.5% and 10.2%, respectively, was used in the assessments of the two CGUs.

Determination of segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed by the Company’s management in order to make decisions regarding the allocation of resources to the segment. Segment results include items directly attributable to a segment as those that can be allocated on a reasonable basis.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

As the Company provides antibody production and related services in one distinct category, there is only one category to report revenues by production site.

Life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods.

Purchase price allocation

The acquisition of U-Protein on August 22, 2017 and the acquisition of IPA Europe and Immulease on April 5, 2018 were accounted for as business combinations at fair value in accordance with IFRS 3, Business Combinations. The acquired assets and assumed liabilities were adjusted to their fair values assigned through completion of a purchase price allocation, as described below.

The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including the deferred acquisition payment obligations. The Company uses valuation techniques, which are generally based on forecasted future net cash flows discounted to present value, and also relies on work performed by third-party valuation specialists. These valuations are closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied.

6.	ACQUISITION OF U-PROTEIN

On August 22, 2017, the Company completed the acquisition of U-Protein whereby the Company has acquired all of the issued and outstanding shares of U-Protein for €6,830,000 on terms as follows:

•	€2,734,732 (CAD$4,062,607) was paid in cash on closing;

•	3,030,503 common shares of the Company were issued on closing; and

•	€2,047,634 in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The transaction was accounted for as a business combination, as the operations of U-Protein meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs of $17,717 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of U-Protein. Goodwill recorded is allocated in its entirety to U-Protein.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

The fair value of the 3,030,503 common shares issued ($3,022,308) was determined based on the Canadian dollar equivalent of the consideration required of €2,047,634 pursuant to the share purchase agreement. The Company has allocated the purchase price as follows:

$
Cash	4,062,607
3,030,503 common shares of the Company	3,022,308
Fair value of deferred payments	2,134,410

Fair value of consideration	9,219,325

Cash	797,276
Amounts receivable	370,530
Unbilled revenue	112,815
Inventory	36,900
Investment	90,404
Equipment, net of accumulated amortization	216,161
Intellectual property (not deductible for tax purposes)	4,064,000
Goodwill (not deductible for tax purposes)	4,655,893
Accounts payable and accrued liabilities	(269,657)
Income taxes payable	(44,197)
Deferred income tax liability	(810,800)

9,219,325

The deferred payments of €2,047,634 over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 16.3% was used. The changes in the value of the deferred payments during the years ended April 30, 2019 and 2018 are as follows:

$
Balance, April 30, 2017	—
Amount at date of acquisition	2,134,410
Accretion expense	157,491
Foreign exchange	116,304

Balance, April 30, 2018	2,408,205
Accretion expense	244,915
Payment	(1,049,754)
Foreign exchange	(40,670)

Balance, April 30, 2019	1,562,696

7.	ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of IPA Europe and its sister entity, Immulease, for an aggregate purchase price of €7,000,000 on terms as follows:

•	€2,500,000 (CAD$3,988,132) was paid in cash on closing;

•	6,600,399 common shares of the Company were issued on closing; and

•

€2,000,000 in deferred payments over a three-year period. The deferred payments will be made in three equal installments of cash and equity totaling €666,666 and will be prorated if the EBITDA of IPA Europe for the fiscal year preceding the date of payment is less than its average EBITDA over the previous two fiscal years. During the year ended April 30, 2019, the Company and the seller entered into an Amendment, Termination and Settlement Agreement whereby the deferred payments shall no longer be subject to an adjustment and will be paid in equal installments of cash and equity totaling €666,666.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

The transaction was accounted for as a business combination, as the operations of IPA Europe and Immulease meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs of $36,821 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of IPA Europe. Goodwill recorded is allocated in its entirety to IPA Europe.

The fair value of the 6,600,399 common shares issued ($4,884,295) was determined to be $0.74 per share based on the fair value of the Company’s shares immediately prior to the completion of the acquisition. The Company has allocated the purchase price as follows:

$
Cash	3,988,132
6,600,399 common shares of the Company	4,884,295
Fair value of deferred payments	2,353,708

Fair value of consideration	11,226,135

Cash	270,339
Amounts receivable	572,427
Unbilled revenue	90,052
Inventory	2,286,995
Equipment, net of accumulated amortization	568,221
Software	30,974
Intangible assets (not deductible for tax purposes)	6,304,863
Goodwill (not deductible for tax purposes)	3,640,671
Accounts payable and accrued liabilities	(580,339)
Deferred revenue	(22,897)
Loans	(298,979)
Deferred income tax liability	(1,636,192)

11,226,135

The deferred payments of €2,000,000 over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 10.1% was used. The changes in the value of the deferred payments during the years ended April 30, 2019 and 2018 are as follows:

$
Balance, April 30, 2017	—
Amount at date of acquisition as determined on a preliminary basis	2,409,307
Accretion expense	14,488
Foreign exchange	(19,841)

Balance, April 30, 2018	2,403,954
Change in estimate of fair value	(34,258)
Accretion expense	232,418
Payment	(1,014,503)
Foreign exchange	(86,326)

Balance, April 30, 2019	1,501,285

IPA Europe changed its name from ModiQuest Research B.V. in April 2019.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

8.	INVESTMENT

Investment consists of a 29% (2018 – 37%) interest in QVQ Holding B.V. (“QVQ”), which is recorded at cost, being the best approximation of the investment’s fair value.

Judgment is required as to the extent of influence that the Company has over QVQ. The Company considered the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information. The Company has determined that the Company is not considered to have significant influence over QVQ, as the Company does not have the power to participate in financial and operating policy decisions, does not have representation on the Board of Directors of QVQ, and the majority of the common shares are held by QVQ management.

9.	EQUIPMENT AND LEASEHOLD IMPROVEMENTS

	Computer Hardware	Furniture & Equipment	Computer Software	Leasehold Improvements	Lab Equipment	Total
	$	$	$	$	$	$
Cost:
Balance, April 30, 2017	66,712	80,337	6,754	287,586	940,406	1,381,795
Acquired on acquisitions of
U-Protein and IPA Europe	—	—	—	—	1,603,504	1,603,504
Additions	27,101	18,190	5,619	105,835	227,726	384,471
Foreign exchange	—	—	—	—	15,469	15,469

Balance, April 30, 2018	93,813	98,527	12,373	393,421	2,787,105	3,385,239
Acquired on acquisition of
IPA Europe	—	—	30,974	—	—	30,974
Additions	17,184	12,538	87,821	—	612,046	729,589
Foreign exchange	—	—	(1,153)	—	(30,141)	(31,294)

Balance, April 30, 2019	110,997	111,065	130,015	393,421	3,369,010	4,114,508

Accumulated Depreciation:
Balance, April 30, 2017	59,420	67,423	6,754	42,438	561,182	737,217
Acquired on acquisition of
U-Protein and IPA Europe	—	—	—	—	819,122	819,122
Depreciation	11,463	2,795	1,545	59,614	164,176	239,593
Foreign exchange	—	—	—	—	7,938	7,938

Balance, April 30, 2018	70,883	70,218	8,299	102,052	1,552,418	1,803,870
Depreciation	17,252	15,418	40,533	103,764	500,194	677,161
Foreign exchange	—	—	(43)	—	(5,029)	(5,072)

Balance, April 30, 2019	88,135	85,636	48,789	205,816	2,047,583	2,475,959

Net Book Value:
April 30, 2018	22,930	28,309	4,074	291,369	1,234,687	1,581,369
April 30, 2019	22,862	25,429	81,226	187,605	1,321,427	1,638,549

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

10.	INTANGIBLE ASSETS

The intangible assets were acquired as a result of the acquisition of U-Protein and IPA Europe and are amortized using the straight-line method over their useful lives. The intellectual property has a useful life of 10 years, and the proprietary processes and certifications have a useful life of 5 years. The changes in the value of the intangible assets during the years ended April 30, 2019 and 2018 are as follows:

	Intellectual Property	Proprietary Processes	Certifications	Total
	$	$	$	$
Cost:
Balance, April 30, 2017	—	—	—	—
Acquired on acquisition of U-Protein	4,064,000	—	—	4,064,000
Foreign exchange	206,229	—	—	206,229

Balance, April 30, 2018	4,270,229	—	—	4,270,229
Acquired on acquisition of IPA Europe	—	6,159,755	145,108	6,304,863
Foreign exchange	(125,004)	(229,263)	(5,401)	(359,668)

Balance, April 30, 2019	4,145,225	5,930,492	139,707	10,215,424

Accumulated Amortization:
Balance, April 30, 2017	—	—	—	—
Amortization	218,487	—	—	218,487
Foreign exchange	9,259	—	—	9,259

Balance, April 30, 2018	227,746	—	—	227,746
Amortization	416,890	1,169,233	—	1,586,123
Foreign exchange	(9,035)	(6,641)	—	(15,676)

Balance, April 30, 2019	635,601	1,162,592	—	1,798,193

Net Book Value:
April 30, 2018	4,042,483	—	—	4,042,483
April 30, 2019	3,509,624	4,767,900	139,707	8,417,231

11.	DEBENTURES

On April 5, 2018, the Company completed a nonconvertible debenture (the “Debentures”) financing in the principal amount of $4,252,000 (the “Offering”). The Debentures are unsecured, bear interest at a rate of 10% per annum, payable semi-annually, and are due eighteen months from the date of issue. Under the Offering, a holder of a Debenture received 37,500 detachable share purchase warrants (the “Warrants”) for every $25,000 of Debentures subscribed for by the holder. The Warrants are exercisable at $0.70 per share for a period of four years from the date of issue. The fair value of the Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the Warrants was determined at the time of issue as the difference between the face value and the fair value of the Debentures. On initial recognition, the Company bifurcated $4,003,125 to the carrying value of the Debentures and $248,875 to the Warrants.

Under the Offering, the Company paid the following finder’s fees: $10,300 in cash, 580,320 shares of the Company with a fair value of $383,010, and 415,942 finder’s warrants valued at $187,627. The fair value of the finder’s warrants was estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.60%, expected life of 4 years and expected volatility based on the historical volatility of similar companies of 100%. The total fair value of the finder’s fees was allocated pro-rata based on the carrying values of the Debentures and Warrants, with $546,934 allocated to the Debentures and $34,003 allocated to the Warrants.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

On October 25, 2018, the Company settled $1,377,000 of the Debentures by issuing 1,377,000 units at a price of $1.00 per unit. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at $1.25 for two years. The fair value of the 1,377,000 common shares issued was determined to be $1,115,370. The fair value of the warrants issued was determined to be $283,000 and estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.58%, expected life of 2 years and expected volatility based on the historical volatility of similar companies of 68.7%. The settlement resulted in a loss of $189,715.

During the year ended April 30, 2019, the Company recorded accretion expense of $427,592 (2018 – $33,206). The changes in the value of the Debentures during the years ended April 30, 2019 and 2018 are as follows:

$
Balance, April 30, 2017	—
Amount at date of issue	4,003,125
Transaction costs	(546,934)
Accretion expense	33,206

Balance, April 30, 2018	3,489,397
Accretion expense	427,592
Settlement of debentures	(1,208,655)

Balance, April 30, 2019	2,708,334

12.	LOANS PAYABLE

On April 5, 2018, the Company assumed loans payable of €60,750 (CAD$94,995) as a result of the acquisition of IPA Europe. On July 7, 2015, IPA Europe entered into a loan agreement in the principal amount of €165,000, maturing on July 31, 2020. The loan is secured by certain equipment, bears an interest rate of 4% per annum and is repayable in monthly installments of €2,250. The interest is owed per month in arrears. The principal outstanding at April 30, 2019 is €31,500 (CAD$47,423) (2018 – €58,500 (CAD$90,728)).

On April 5, 2018, the Company assumed loans payable of €56,450 (CAD$88,271) as a result of the acquisition of IPA Europe. On February 1, 2016, IPA Europe entered into a loan agreement in the principal amount of €100,000, maturing on February 28, 2021. The loan is secured by certain equipment, bears an interest rate of 3% per annum and is repayable in monthly installments of €1,675. The interest is owed per month in arrears. The principal outstanding at April 30, 2019 is €34,675 (CAD$52,203) (2018 – €54,775 (CAD$84,950)).

On April 5, 2018, the Company assumed loans payable of €74,000 (CAD$115,713) as a result of the acquisition of Immulease. On May 18, 2016, Immulease entered into a credit facility agreement pursuant to which the lender provides a facility amount of up to €200,000. The credit facility is unsecured, bears an interest rate of 3% per annum and is repayable on demand. The interest is owed per month in arrears. The principal outstanding at April 30, 2019 is €8,000 (CAD$12,044) (2018 – €74,000 (CAD$114,767)).

On May 23, 2018, the Company entered into a loan agreement with a Director of the Company and his spouse and issued a promissory note in the principal amount of $200,000. The note was unsecured and bore an interest rate of 5.45% per annum. The principal of the note plus accrued interest of $3,972 was repaid in full during the year ended April 30, 2019.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

$
Balance, April 30, 2017	—
Loans payable assumed	298,979
Loan repayments and foreign exchange	(8,534)

Balance, April 30, 2018	290,445
Loan proceeds	200,000
Loan repayments and foreign exchange	(378,775)

Balance, April 30, 2019	111,670
Current portion	(82,953)

Non-current portion	28,717

13.	LEASES

The Company entered into certain equipment leases expiring between 2021 and 2023 with interest rates of between 13% and 17% per annum. The Company’s obligations under these finance leases are secured by the lessor’s title to the leased assets. The terms and the outstanding balances as at April 30, 2019 and 2018 are as follows:

	April 30, 2019 $	April 30, 2018 $
Equipment under finance lease repayable in monthly instalments of $1,228 with interests of between 13% and 17% per annum. Due dates are between May 2021 and March 2023.	107,077	46,458
Current portion	(35,757)	(7,474)

Non-current portion	71,320	38,984

As at April 30, 2019, the Company’s equipment includes a net carrying amount of $104,014 (2018 – $48,762) for the leased equipment.

The following is a schedule of the Company’s future minimum lease payments related to the equipment under finance lease:

$
2020	49,003
2021	49,003
2022	25,641
2023	7,923

Total minimum lease payments	131,570
Less: imputed interest	(24,493)

Total present value of minimum lease payments	107,077
Less: Current portion	(35,757)

Non-current portion	71,320

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

14.	SHARE CAPITAL

a) Authorized:

Unlimited common shares without par value.

b) Share capital transactions:

2018 Transactions

On August 16, 2017, the Company completed a non-brokered private placement, issuing 5,250,000 common shares at $1.00 per share for gross proceeds of $5,250,000. The Company issued 281,100 common shares valued at $328,887 and paid a total of $24,000 as finders’ fees. The Company also incurred $5,669 of cash issue costs.

On August 22, 2017, the Company issued 3,030,503 common shares pursuant to the acquisition of U-Protein. The shares were valued at $3,022,308, which was the Canadian dollar equivalent of the consideration required of €2,047,634 pursuant to the share purchase agreement.

On March 1, 2018, the Company issued 650,000 common shares pursuant to exercise of warrants for gross proceeds of $195,000.

On April 5, 2018, the Company issued 6,600,399 common shares pursuant to the acquisition of IPA Europe and Immulease. The shares were valued at $4,884,295, which was estimated based on the fair value of $0.74 per share immediately prior to the completion of the acquisition.

On April 5, 2018, the Company issued 580,320 common shares of the Company and 415,942 finder’s warrants pursuant to the Debentures Offering (Note 11). The fair value of the 580,320 common shares issued ($383,010) was estimated using a fair value of $0.66 per share.

During the year ended April 30, 2018, the Company issued 503,334 common shares pursuant to exercise of stock options for total gross proceeds of $151,000. A value of $114,304 was transferred from contributed surplus to share capital as a result. The weighted average share price at dates the stock options were exercised was $0.68.

2019 Transactions

On June 19, 2018, the Company closed a non-brokered private placement financing by issuing a total of 875,000 units of the Company at a price of $0.80 per unit for gross proceeds of $700,000. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at a price of $1.00 for a period of one year from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the volume weighted average price trades at a price equal to or greater than $1.50 for a period of 20 consecutive days. In the event of acceleration, the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. All of the proceeds have been allocated to the common shares issued with a $nil value assigned to the warrants issued. The Company paid finders cash fees totaling $3,000 and incurred $7,926 of cash issue costs.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

On September 24, 2018, the Company closed a non-brokered private placement financing by issuing a total of 9,102,500 units of the Company at a price of $1.00 per unit for gross proceeds of $9,102,500. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at a price of $1.25 for a period of two years from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the volume weighted average price trades at a price equal to or greater than $1.75 for a period of 20 consecutive days. In the event of acceleration, the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. All of the proceeds have been allocated to the common shares issued with a $nil value assigned to the warrants issued. The Company paid finders cash fees totaling $201,540 and issued 182,460 finder’s shares. The Company also incurred $76,038 of cash issue costs.

On December 22, 2017, the Company announced that it had signed a binding letter of intent with Crossbeta Biosciences B.V. (“Crossbeta”) whereby the Company had agreed to acquire all of the issued and outstanding shares of Crossbeta. The proposed transaction was terminated and settled on October 23, 2018. In consideration of the settlement, the Company paid €37,000 ($55,969) and issued 78,514 shares valued at $61,241. The Company accrued a settlement liability of $92,040 as at April 30, 2018. As such, the remaining loss on settlement of $25,170 was recognized in the current year.

On October 25, 2018, the Company settled $1,377,000 of the Debentures by issuing 1,377,000 units at a price of $1.00 per unit (Note 11). Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at $1.25 for two years. The fair value of the 1,377,000 common shares issued was determined to be $1,115,370. The fair value of the warrants issued was determined to be $283,000 and estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.58%, expected life of 2 years and expected volatility based on the historical volatility of similar companies of 68.7%. The settlement resulted in a loss of $189,715.

On March 27, 2019, the Company issued 714,793 common shares pursuant to the second deferred payment to IPA Europe (Note 7). The common shares are valued at $507,503.

During the year ended April 30, 2019, the Company issued 135,000 common shares pursuant to exercise of stock options for total gross proceeds of $40,500. A value of $30,658 was transferred from contributed surplus to share capital as a result. The weighted average share price at dates the stock options were exercised was $1.05.

c) Escrow

There are 3,255,890 common shares of the Company held in escrow as at April 30, 2019. Under the Escrow Agreement, the common shares held in escrow will be released from escrow as to 1,627,945 common shares on each of June 29, 2019 and December 29, 2019.

d) Options

The Company has an incentive Stock Option Plan (“the Plan”) under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company. The terms of the plan provide that the Directors have the right to grant options to acquire common shares of the Company at not less than the closing market price of the shares on the day preceding the grant at terms of up to ten years. The maximum number of options outstanding under the Plan shall not result, at any time, in more than 10% of the issued and outstanding common shares.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

On September 18, 2017, the Company granted 2,140,000 stock options, exercisable at $1.01 per option, to officers and employees of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $1,614,486 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.60%, and an expected life of 5 years.

On January 3, 2018, the Company granted 1,250,000 stock options, exercisable at $0.65 per option, to officers and directors of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $606,907 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.60%, and an expected life of 5 years.

On February 8, 2018, the Company granted 700,000 stock options, exercisable at $0.47 per option, to an officer of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $245,751 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.60%, and an expected life of 5 years.

On September 24, 2018, the Company granted 95,000 stock options, exercisable at $0.95 per option, to employees of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $67,402 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.60%, and an expected life of 5 years.

On November 7, 2018, the Company granted 300,000 stock options, exercisable at $0.82 per option, to employees of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $184,658 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 2.20%, and an expected life of 5 years.

On December 31, 2018, the Company granted 1,250,000 stock options, exercisable at $1.00 per option, to officers and directors of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $625,485 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 2.20%, and an expected life of 5 years.

On January 11, 2019, the Company granted 415,000 stock options, exercisable at $1.00 per option, to officers and an employee of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $228,801 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 2.20%, and an expected life of 5 years.

Expected volatility was based on the historical volatility of similar companies.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

During the year ended April 30, 2019 the Company has recorded $1,114,112 (2018 - $1,221,511) of share-based payments expense.

The changes in the stock options for the years ended April 30, 2019 and 2018 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2017	1,960,000	0.45	4.38
Granted	4,090,000	0.81	—
Exercised	(503,334)	0.30	—
Forfeited	(675,000)	1.04	—

Balance, April 30, 2018	4,871,666	0.68	4.20
Granted	2,060,000	0.97	—
Exercised	(135,000)	0.30	—
Expired	(200,000)	1.24	—
Forfeited	(1,293,333)	0.71	—

Balance, April 30, 2019	5,303,333	0.78	3.87
Unvested	(2,511,666)	0.89	4.47

Exercisable, April 30 2019	2,791,667	0.67	3.28

Details of the options outstanding as at April 30, 2019 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
December 20, 2021	0.30	2.65	708,333	—	708,333
September 18, 2022	1.01	3.39	1,085,000	—	1,085,000
January 3, 2023	0.65	3.68	750,000	250,000	500,000
February 7, 2023	0.47	3.78	700,000	233,333	466,667
September 24, 2023	0.95	4.41	95,000	63,333	31,667
November 7, 2023	0.82	4.53	300,000	300,000	—
December 31, 2023	1.00	4.67	1,250,000	1,250,000	—
January 11, 2024	1.00	4.70	415,000	415,000	—

	0.78	3.87	5,303,333	2,511,666	2,791,667

e) Warrants

The changes in the warrants for the years ended April 30, 2019 and 2018 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2017	650,000	0.30	0.88
Issued	6,378,000	0.70	—
Exercised	(650,000)	0.30	—

Balance, April 30, 2018	6,378,000	0.70	3.93
Issued	11,354,500	1.23	—

Balance, April 30, 2019	17,732,500	1.04	1.90

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

Details of the warrants outstanding as at April 30, 2019 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	0.70	2.91	6,378,000
June 18, 2019	1.00	0.14	875,000	(1)
September 24, 2020	1.25	1.41	9,102,500
October 25, 2020	1.25	1.49	1,377,000

	1.04	1.89	17,732,500

(1)	Subsequent to April 30, 2019, the expiry date of these warrants has been extended to June 18, 2020.

f) Finder’s Warrants

As at April 30, 2019 the Company has 415,942 finder’s warrants outstanding. The warrants have an exercise price of $0.70 per share and expire on March 26, 2022.

15.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Thomas D’Orazio, former President and CEO; Robert Beecroft, former Interim CEO; Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Natasha Tsai, former CFO; Reginald Beniac, former Chief Operating Officer; Charles Wheelock, Chief Technology Officer; Oren Beske, former President of ImmunoPrecise Antibodies (USA) Ltd.; Martin Hessing, a Director of U-Protein; Jos Raats, former President and CEO of IPA Europe; and Directors of the Company. During the years ended April 30, 2019 and 2018, the compensation for key management is as follows:

	2019 $	2018 $
Consulting fees	7,292	55,000
Management fees	394,126	131,614
Professional fees	59,263	58,569
Salaries and other short-term benefits	995,855	662,997
Severance	87,500	169,346
Share-based payments	770,928	474,824

	2,314,964	1,552,350

At April 30, 2019, included in accounts payable and accrued liabilities is $nil (2018 - $3,501) due to related parties.

During the years ended April 30, 2019, the spouse of a Director provided administrative services for $54,225 (2018 – $60,520).

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of credit facilities and shareholders’ equity.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

The Company makes adjustments to its capital structure upon approval from its Board of Directors, in light of economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, debentures, loans payable, and deferred acquisition payments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value of investment is determined based on “Level 2” inputs as its cost was the best approximation of its fair value. As at April 30, 2019, the Company believes that the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, debentures, loans payable, and deferred acquisition payments approximate their fair values because of their nature and relatively short maturity dates or durations.

Concentration of risk:

Industry

The Company operates in the contract research organization sector and is affected by general economic trends. A decline in economic conditions, research spending or other adverse conditions could lead to reduced revenue.

Concentrations of credit risk

Credit risk relates to cash, restricted cash and amounts receivable and arises from the possibility that counterparty to an instrument may fail to perform. At April 30, 2019, all of the Company’s cash was held with tier one banks. The Company has evaluated amounts receivable and determined that there were no allowances for doubtful accounts at April 30, 2019 and 2018. During the year ended April 30, 2019 the Company incurred bad debt expense of $1,837 (2018 - $16,454).

Currency risk

The Company operates in the US and Europe which gives rise to exposure to market risks from changes in foreign currency values. Most significantly, the Company is exposed to potential currency fluctuations between US and Canadian dollars, which was translated at 1.3423 at April 30, 2019, and the Euro and Canadian dollar, which was translated at 1.5055 at April 30, 2019. Fluctuations in the exchange rate could impact profitability.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

At April 30, 2019, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Euros:

	Euros (€)	US Dollars (US $)
Cash	1,752,749	183,375
Amounts receivable	344,697	568,190
Investment	61,250	—

	2,158,696	751,565

Accounts payable and accrued liabilities	(461,416)	(83,624)
Loans payable	(74,175)	—
Deferred acquisition payments	(3,063,981)	—

	(3,599,572)	(83,624)

Net	(1,440,876)	667,941

For the year ended April 30, 2019, a 5% increase in foreign exchange rates by the Canadian dollar relative to the US dollar would have decreased net income (loss) by approximately $45,000.

For the year ended April 30, 2019, a 5% increase in foreign exchange rates by the Canadian dollar relative to the Euro would have decreased other comprehensive income (loss) by approximately $109,000.

Liquidity risk:

The Company’s approach to managing its obligations is to maintain sufficient resources to meet its obligations when due without undue risk to the Company. The Company monitors its cash requirements on an ongoing basis to ensure that there are sufficient resources for operations as well as to fund anticipated leasing, capital and development expenditures. In addition, the Company manages its cash to meet its debt obligations and to fund general and administrative costs.

Contractual cash flow requirements as at April 30, 2019 were as follows:

	< 1 year $	1 – 2 years $	2 – 5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	1,594,062	—	—	—	1,594,062
Taxes payable	27,268	—	—	—	27,268
Loan payable	82,953	28,717	—	—	111,670
Deferred acquisition payments	1,529,403	1,529,404	—	—	3,058,807
Leases	49,003	49,003	33,564	—	131,570
Minimum lease payments	649,441	516,318	966,166	—	2,131,925
Debentures	2,875,000	—	—	—	2,875,000

Total	6,807,130	2,123,442	999,730	—	9,930,302

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

18.	COMMITMENTS

During the year ended April 30, 2018, the Company extended its existing operation lease agreements for rental of office and laboratory space in Victoria, BC, Canada to include one additional office space and for an additional term of 5 years. The new lease agreement commenced May 1, 2018 and terminates on April 30, 2023. The new lease is in the amount of $21,015 per month for all four spaces from May 1, 2018 to April 30, 2021 and $21,914 per month from May 1, 2021 to April 30, 2023. The minimum annual payments under these leases are as follows:

$
2020	252,186
2021	252,186
2022	262,968
2023	262,968

1,030,308

For the Company’s rental of office and laboratory space in Utrecht, Netherlands, the current lease commenced on January 1, 2017 and terminates on December 31, 2019. Annual minimum lease payments are as follows:

€
2020	88,415

For the Company’s rental of office and laboratory space in Oss, Netherlands, the current lease commenced on January 1, 2018 and terminates on December 31, 2019. Effective December 31, 2018, the lease automatically rolls into a 3 year term through December 31, 2022. Annual minimum lease payments are as follows:

€
2020	175,454
2021	175,454
2022	175,454
2023	116,970

643,332

19.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At April 30, 2019 and 2018, the Company has one reportable segment, being antibody production and related services.

During the years ended April 30, 2019, the Company had sales to nil (2018 - one) customer who in aggregate accounted for more than 10% (2018 – 10%) of revenue.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

The Company’s revenues are allocated to geographic segments for the years ended April 30, 2019 and 2018 as follows:

	2019 $	2018 $
United States of America	3,849,814	2,356,111
Canada	859,445	351,741
Europe	5,796,501	2,733,497
Other	420,508	—

	10,926,268	5,441,349

The Company’s revenues are allocated according to revenue types for the years ended April 30, 2019 and 2018 as follows:

	2019 $	2018 $
Project revenue	10,497,257	5,200,733
Product sales revenue	204,503	20,680
Cryo storage revenue	224,508	219,936

	10,926,268	5,441,349

The Company’s non-current assets are allocated to geographic segments as at April 30, 2019 and 2018 as follows:

	2019 $	2018 $
North America	986,323	681,312
Netherlands	17,481,425	19,111,431

	18,467,748	19,792,743

Geographic segmentation of the Company’s (loss) income is as follows:

	2019 $	2018 $
North America - Corporate	(6,524,410)	(3,656,705)
North America	(293,351)	(1,955,000)
Netherlands	(799,706)	440,602

	(7,617,467)	(5,171,103)

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

Geographic segmentation of the interest and accretion, and amortization and depreciation is as follows:

Interest and accretion	2019 $	2018 $
North America - Corporate	1,278,144	238,457
North America	31,565	15,888
Netherlands	8,806	1,431

	1,318,515	255,776

Amortization and depreciation	2019 $	2018 $
North America - Corporate	28,385	—
North America	330,408	192,044
Netherlands	1,904,491	266,035

	2,263,284	458,079

20.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions:	April 30, 2019 $	April 30, 2018 $
Debt settlement by issuance of shares and warrants	1,398,370	—
Crossbeta settlement by issuance of shares	61,241	—
Acquisition of equipment by capital lease	84,531	38,984
Fair value of shares and warrants issued pursuant to debenture offering	—	785,509
Fair value of shares issued pursuant to acquisition of U-Protein	—	3,022,308
Fair value of shares issued pursuant to acquisition of IPA Europe	975,045	3,909,250
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	507,503	—

The following changes in liabilities arose from financing activities:

			Non-cash changes
	April 30, 2018 $	Cash Flows $	Settlement by issuance of shares $	Acquisition $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2019 $
Deferred acquisition payments	4,812,159	(1,556,754)	(507,503)	—	477,333	(161,254)	3,063,981
Debentures	3,489,397	—	(1,208,655)	—	427,592	—	2,708,334
Loans payable	290,445	(178,775)	—	—	—	—	111,670
Leases	46,458	(23,912)	—	84,531	—	—	107,077

Total	8,638,459	(1,759,441)	(1,716,158)	84,531	904,925	(161,254)	5,991,062

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

			Non-cash changes
	April 30, 2017 $	Cash Flows $	Allocation of transaction costs and bifurcation $	Acquisition $	Accretion $	Foreign exchange movements $	April 30, 2018 $
Deferred acquisition payments	—	—	—	4,543,717	171,979	96,463	4,812,159
Debentures	—	4,241,700	(785,509)	—	33,206	—	3,489,397
Loans payable	—	(6,124)	—	298,979	—	(2,410)	290,445
Leases	—	38,984	—	—	—	—	38,984

Total	—	4,274,560	(785,509)	4,842,696	205,185	94,053	8,630,985

21.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory tax rates of 27% (2018 - 26%) to the earnings before income taxes. The reasons for the differences and related tax effects are as follows:

	2019 $	2018 $
Earnings (loss) before income taxes	(7,612,679)	(5,061,388)

Income taxes (recovery) on earnings before income taxes, at above basic rate	(2,055,000)	(1,391,000)
Increase (decrease) in taxes resulting from:
Nondeductible expenses	414,000	371,000
Effects of tax rate change	—	(131,000)
Tax rate difference by jurisdiction	12,000	(35,000)
Tax benefits not recognized (recognized)	1,634,000	1,296,000

Income taxes (recovery)	5,000	110,000

	2019 $	2018 $
Current income taxes	476,000	164,000
Deferred income taxes (recovery)	(471,000)	(54,000)

Income taxes (recovery)	5,000	110,000

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2019 and 2018

(Expressed in Canadian Dollars)

Temporary differences give rise to the following deferred income tax assets and liabilities:

	2019 $	2018 $
Non-capital losses carried forward (expire from 2026 to 2039)	3,668,000	2,390,030
Other tax pools	1,896,000	1,279,000
Capital losses carried forward	129,000	104,000
Equipment and leasehold improvements	(19,000)	88,000
Inventory and intangible assets	(1,940,000)	—
Financing costs	175,000	231,000
Less: unrecognized deferred income tax asset	(5,849,000)	(3,210,030)

Deferred income tax liability	(1,940,000)	(882,000)

22.	SUBSEQUENT EVENT

Subsequent to the year-end, the Company issued 55,000 common shares pursuant to the exercise of stock options for total gross proceeds of $16,500.